

10030029

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50602

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Think Equity LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Montgomery Street, 3rd Floor
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank Slacik (415) 249-6319
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/7/10

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], not Notary)

1 ____
2 ____
3 ____
4 ____
5 ____
6 ____

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California
County of San Francisco



ROSANNA NARCISO MIALL
Commission # 1831785
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2013

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 23rd (Date) day of March (Month), 20 10 (Year), by

(1) Frank K. Sracik (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Rosanna Narciso Miall
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

OATH OR AFFIRMATION

I, Gregory Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ThinkEquity LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"Sworn to before me this 24th day of March, 2010"

Signature

Chief Executive Officer

Title

Notary Public

VERONICA PEREZ
NOTARY PUBLIC STATE OF NEW YORK
NO. 01PE61[illegible]
MY COMMISSION EXPIRES 07/21/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Frank Slacik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ThinkEquity LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THINKEQUITY LLC

Table of Contents



KPMG LLP
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Member
ThinkEquity LLC:

We have audited the accompanying statement of financial condition of ThinkEquity LLC (formerly known as ThinkEquity Partners LLC) (the Company) as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ThinkEquity LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects, in relation to the statement of financial condition.

KPMG LLP

San Francisco, California
February 26, 2010

THINKEQUITY LLC

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	6,591,050
Receivables from brokers, dealers, and others		3,417,379
Investment banking receivables		2,182,340
Other receivables net of allowance of $91,874		726,352
Due from Parent		1,788,620
Securities owned, at market		271,776
Deposits with clearing broker		403,504
Prepaid expenses		253,901
Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation of $5,764,656)		3,126,854
Lease deposits		1,662,953
Total assets	$	20,424,729

Liabilities and Member's Equity

Liabilities:		
Accounts payable	$	279,814
Accrued employee compensation and benefits		6,688,005
Other accrued expenses		4,680,533
Due to Ultimate Parent		294,702
Deferred revenue		296,000
Deferred leasehold incentive allowance and deposits payable		182,282
Total liabilities		12,421,336
Member's equity		8,003,393
Total liabilities and members' equity	$	20,424,729

See accompanying notes to statement of financial condition.

(1) Description of Business

ThinkEquity LLC (the Company) is a limited liability company registered as a broker-dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company changed its name from ThinkEquity Partners LLC on April 1, 2008 to ThinkPanmure LLC, and to ThinkEquity LLC on November 1, 2008. The Company engages in the business of acting as a dealer, market maker, and investment banker, wealth manager, and provider of brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis.

The Company is a wholly owned subsidiary of Panmure Gordon US Holdings LLC (the Parent) (formerly known as ThinkEquity Holdings LLC), which is a wholly owned subsidiary of Panmure Gordon & Co. plc (the Ultimate Parent) (Panmure). On March 31, 2007, Panmure Gordon & Co. plc (Panmure) acquired the Parent and its subsidiaries. Historically, and in the foreseeable future, the Company is dependent on Panmure to fund its operating loss. Panmure has provided cash infusions to cover those operating losses and has committed to provide additional funds to the Company to generate sufficient operating cash flows until such time as the Company is able to satisfy its obligations from operating profits.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and short-term investment funds. The Company considers all highly liquid investments with original or purchased maturities of less than three months to be cash equivalents. The Company also considers as cash equivalents such short-term investments that are readily convertible to known amounts of cash, or so near to their maturity that they present an insignificant risk of change in fair value due to changes in market interest rates.

(c) Securities Owned and Securities Sold, Not Yet Purchased

The Company records securities transactions, including the related revenues and expenses, on a trade-date basis. Securities owned and securities sold, not yet purchased, are stated at market value with related changes in unrealized gains or losses reflected in firm trading profit (loss). All securities owned and securities sold, not yet purchased, are equity securities whose fair value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

(Continued)

All securities owned are pledged to the Company's clearing broker. The terms of the clearing agreement permit the clearing broker to sell or repledge the securities to third parties subject to certain limitations.

(d) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment and leasehold improvements are reported at cost less accumulated depreciation and amortization. Depreciation on furniture, fixtures, and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the applicable lease. The Company reviews for impairment losses when events or facts indicate the carrying amount may not be recoverable.

(e) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts, described in note 5, is the Company's best estimate of the amount of probable credit losses in the Company's existing receivables. The Company reviews the allowance for doubtful accounts monthly. Each receivable over ninety days is individually reviewed for collectibility and a reserve for doubtful accounts is created, if necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(3) Receivables from Brokers, Dealers, and Others

Receivables, from brokers, dealers, and others, include unsettled inventory trades. The Company's clearing broker provides short-term financing to the Company, borrowed on an uncommitted basis against its inventory positions, subject to collateral maintenance requirements.

(4) Commitments and Contingencies

In the normal course of business there are various lawsuits, claims and contingencies pending against the Company which in the opinion of management, will be resolved with no material impact on the Company's financial position.

The Company entered into lease agreements in 2005 and 2007 in which it received a deferred incentive allowance for a period of time. The Company is amortizing the deferred incentive allowance on a straight-line basis over the life of the associated lease. As of December 31, 2009, the deferred incentive allowance was $139,078 and is included in furniture, equipment, and leasehold improvements in the statement of financial condition.

(Continued)

(5) Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts during 2009 was as follows:

Allowance for doubtful accounts beginning balance	$	751,749
Provision for doubtful accounts		263,521
Amounts charged off		(923,396)
Allowance for doubtful accounts ending balance	$	91,874

(6) Premises and Equipment

Premises and equipment consist of the following at December 31, 2009:

Software	$	717,889
Computer equipment		1,821,984
Furniture and equipment		2,749,370
Leasehold improvements		3,602,267
Total fixed assets		8,891,510
Accumulated depreciation		(5,764,656)
Total fixed assets, net of accumulated depreciation	$	3,126,854

(7) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event that a counter-party is unable to fulfill its contractual obligations. The Company maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

(8) Regulatory Requirements

The Company is subject to the net capital requirements of the FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The FINRA and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2009, the Company had net capital of $1,366,284, which was $538,195 in excess of the minimum requirement.

(Continued)

Subordinated borrowings are included in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, FINRA might not allow them to be repaid. While the Company had subordinated borrowings during the year, at December 31, 2009, the Company had no subordinated borrowings.

Under the clearing arrangement with the clearing broker, Ridge Clearing and Outsourcing Services, the Company is required to maintain net capital in accordance with SEC Rule 15c3-1. At December 31, 2009, the Company was in compliance with this net capital requirement. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that Rule.

(9) Related-Party Transactions

During 2009, the Parent contributed $11,142,934 in capital to the Company.

During 2009, the Company paid certain operating expenses of the Parent which are included in the receivable from the Parent of $1,788,620 and a payable to Ultimate Parent of $294,702 at December 31, 2009. The Parent will continue to make payments on the receivable in 2010. The Company does not charge interest related to this receivable and the receivable will be repaid during 2010.

During 2009, the Company received and repaid with interest of 5.25% per annum, $16,542,500 in temporary subordinated loans from Panmure.

(10) Subsequent Event

The Company has received a capital contribution from Panmure of $3,110,326 on January 29, 2010.

Schedule

THINKEQUITY LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2009

Net capital:		
Members' equity	$	8,003,393
Subordinated debt		—
Total members' equity qualified for net capital		8,003,393
Deductions and/other charges:		
Non-allowable assets:		
Non-marketable securities		271,776
Investment banking receivables		2,182,340
Due from affiliates/Parent		1,788,620
Other receivables		726,352
Lease deposits		1,662,953
Prepaid expenses		253,902
Furniture, equipment, and leasehold improvements net of accumulated depreciation		2,987,776
Total non-allowable assets		9,873,719
Other additions and/or credits:		
Discretionary bonus accruals		3,325,297
Total additions		3,325,297
Net capital before haircuts on securities positions		1,454,971
Haircuts on securities (including undue concentration of $0) and cash equivalents		88,687
Net capital		1,366,284
Computation of alternative net capital requirement:		
Minimum net capital required		828,089
Excess net capital	$	538,195

There were no differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2009 Amended Part IIA FOCUS filed 2/26/2010

See accompanying statement of financial condition.



THINKEQUITY LLC
(formerly known as ThinkEquity Partners LLC)

Statement of Financial Condition and Supplementary Schedule

December 31, 2009

(With Report of Independent Registered Public Accounting Firm)